

11008766

No Act
PE 12/8/11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

December 16, 2011

Edward Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-16-11

Re: Hewlett-Packard Company
Incoming letter dated December 8, 2011

Dear Mr. Durkin:

This is in response to your letter dated December 8, 2011 concerning the shareholder proposal that the United Brotherhood of Carpenters Pension Fund submitted to HP. In that letter, you requested that the Commission review the Division of Corporation Finance's November 18, 2011 letter granting no-action relief to HP's request to exclude the proposal from its 2012 proxy materials.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Amy Goodman
Gibson, Dunn & Crutcher LLP
AGoodman@gibsondunn.com



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[Sent electronically to shareholderproposals@sec.gov]

December 8, 2011

Ms. Meredith Cross
Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Submission of the Staff No-Action Letter to Hewlett-Packard Company (Nov. 18, 2011) to the Full Commission for Review

Dear Ms. Cross:

On November 18, 2011[1], the Division of Corporation Finance staff ("Staff") issued a no-action letter ("No-Action Letter") to Hewlett-Packard Company ("Company") advising that the Staff would not recommend enforcement action to the Securities and Exchange Commission ("Commission") if the Company omits from its proxy statement for its 2012 annual meeting a shareholder proposal ("Proposal") submitted by the United Brotherhood of Carpenters Pension Fund ("Carpenter Fund" or "Fund") pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended ("Exchange Act"). We respectfully request that the Division of Corporation Finance submit the Staff decision to the full Commission for review. A copy of this Request for Review is simultaneously being sent to Hewlett-Packard Company and its counsel.

The Proposal

The Carpenter Fund Proposal states:

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[1] Although the No-Action Letter was dated Nov. 18, 2011, and apparently transmitted to Hewlett-Packard Company on that date, the No-Action Letter was not received by the Fund until November 29, 2011, one day after it was posted on the Commission's website and eleven days after it was issued. We note this in order to demonstrate that the Fund has prepared this Request for Review in an expeditious manner and respectfully requests that the Commission review be accomplished in a timeframe that would allow shareholder consideration of the Proposal during the 2012 proxy season.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

> **Be it Resolved:** That the shareholders of Hewlett-Packard Company ("Company") hereby request that the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

The Proposal's supporting statement highlights the importance of auditor independence to the integrity of the public company financial reporting system that underpins U.S. and global capital markets. The Carpenter Fund has proposed the Auditor Rotation Policy as an important reform designed to protect the necessary independence, skepticism and objectivity auditors have toward their audit clients in light of the extremely long and lucrative tenures that characterize the relationships between for-profit audit firms and their corporate audit clients.[2] A copy of the Proposal and statement of support is attached to this letter as Exhibit A.

Basis of the Request for Commission Review

Pursuant to Section 202.1(d) of the SEC Rules of Practice, "[t]he staff, upon request or on its own motion, will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex." The Fund's proposal to establish an "Auditor Rotation Policy" involves a matter of substantial importance – protecting and enhancing audit firm independence – that meets the standard for Commission review. Rather than address the Proposal substantively and recognize that even if establishing an auditor rotation policy to protect auditor independence might once have been a matter of ordinary business it certainly no longer could be considered such, the Staff apparently dealt with the matter rotely, labeling the Proposal as one relating to the selection of independent auditors. In fact, as we demonstrate below, the Public Company Accounting Oversight Board ("PCAOB") and the European Union are considering auditor rotation policies in order to restore investor confidence in the audit process by enhancing auditor independence. It would be ironic, indeed paradoxical, for the Securities and Exchange Commission – the agency charged with protecting investors – to preclude them from weighing in on such an important issue.

The Staff's No-Action Letter Position on the Proposal is Contrary to Commission Policy and Previous Staff No-Action Positions

The Staff's No-Action Letter position that the auditor rotation proposal may be omitted under Rule 14a-8(i)(7) as "concerning the selection of independent auditors or, more

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[2] Current data on auditor tenure indicates that for the largest 100 companies, based on market capitalization, auditor tenure averages 28 years. Average tenure for the 500 largest companies is 21 years. Concept Release on Auditor Independence and Audit Firm Rotation, page 20. PCAOB Release No. 2011-006 August 16, 2011.
http://pcaobus.org/Rules/Rulemaking/Docket037/Release_2011-006.

generally, management of the independent auditor's engagement" is contrary to the long line of Commission pronouncements and Staff no-action decisions in which "ordinary business" objections have been rejected when an issue is a "significant policy issue" and the subject of "widespread debate." We submit that the Staff has failed to act consistently with its long line of precedent and recognize that the widespread public debate over the issue of auditor independence has transformed the auditor rotation proposal into one that transcends ordinary business. The Commission's review of this issue of auditor independence and the auditor rotation proposal is absolutely necessary.

Since at least 1976, the Commission has stated that shareholder proposals concerning matters with "significant policy, economic or other implications" should not be excluded as ordinary business. Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (Nov. 22, 1976). This policy is consistent with logic and the underlying purpose of Rule 14a-8(i)(7), which is to allow companies that satisfy their burden of persuasion to exclude proposals relating to "business matters that are mundane in nature and do not involve any substantive policy or other considerations." Id.

In *TransAmerica Corp.* (January 10, 1990), the Company requested no-action relief to exclude a proposal that the board of directors adopt a policy prohibiting the Company from making compensation payments to its directors, officers or employees contingent on a merger or acquisition (golden parachute payments). The Staff acknowledged that its existing position at that time was that golden parachute payments were a matter relating to the conduct of a registrant's ordinary business operations and excludable under Rule 14a-8(c)(7). It then noted that it was reversing its position to reflect the increasing significance of the issue:

> At the same time, public debate concerning potential anti-takeover, tax and legal implications of golden parachute arrangements reflects that such contingent arrangements increasingly are seen as raising significant policy issues. In light of the foregoing developments, the staff believes that the proposal at issue is directed primarily to such payments instead of to ordinary compensation arrangements. Accordingly, the staff does not believe that the company may rely on rule 14a-8(c)(7) to omit the proposal from its proxy materials.

In *The Walt Disney Company* (Dec. 18, 2001) the Staff was faced with a proposal relating to the same subject matter as that presented by the Proposal; that is, auditor independence. In *Disney*, the proposal sought to enhance auditor independence by requesting that the board of directors adopt a policy that the company's independent auditors only be allowed to provide audit services to the company and not any other type of non-audit services. The company sought to omit the proposal pursuant to Rule 14a-8(i)(7) on the ground that it related to its ordinary business operations; specifically, that it encroached upon the Board and Audit Committee's discretion to engage its independent auditors. Disney argued:

> [W]e believe the Commission has recognized the appropriateness of leaving basic responsibility for the maintenance of auditor independence, within the limits adopted in the Commission's rules, to each registrant's board of directors and audit committee.
>
> This conclusion is consistent with the conclusions reached by the Staff in numerous no-action requests over an extended period of time, concurring in the view that stockholder proposals relating to the selection of a company's independent accountants, including criteria used in their engagement, may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations. For example, a stockholder proposal submitted to Pacific Gas and Electric Company, which would have required that the company select a new accounting firm every three years, was permitted to be excluded because the proposal dealt with a matter related to "the method and criteria used to determine the independent auditors selected." See *Pacific Gas and Electric Company* (available January 26, 1993). The Staff reached the same conclusion in *Southern New England Telecommunications Company* (available February 11, 1991), relating to a proposal to limit the service of an independent auditing firm to four consecutive years and not more than six years in any ten consecutive years, and *Transamerica Corporation* (available March 8, 1996) (allowing exclusion from proxy statement of proposal requiring the company to select a new auditing firm every four years)...; *Consumers Power Company* (available January 3, 1986) (proposal to require rotation of independent auditors at least every five years and implementation of a competitive process to select auditors)... All of these no-action letters appropriately recognize that the selection of auditors is appropriately a function of the conduct of a company's ordinary business operations.

The proponent in Disney rebutted the company's argument in words that we believe apply equally to the instant case. The proponent argued:

> The Company seeks to omit the proposal pursuant to Rule 14a-8(j)(7) *(sic)* on the ground that it relates to the ordinary business operations of the Company.
>
> The Fund respectfully submits that the Company has confused the ordinary business of "selecting" auditors (**see** the numerous rulings cited by the Company on pages 3-4 of its letter) with the broad policy sought in the proposal to ensure that whoever the Company selects to be its independent accountant is truly "independent" by removing the potential for conflicts of interest that is created if the accountant renders "other" services to the Company in addition to its audit service.

> To put it plainly, the Fund's proposal does not seek, nor does it care, who the Company selects to be its Independent accountant. All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to the Company.

In *Disney* the Staff recognized the validity of the proponent's argument, holding:

> We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

This same logic supports inclusion of the Proposal. The proposal in *Disney* sought to enhance auditor independence by limiting the provision of non-audit services; the Proposal in the instant case seeks to enhance auditor independence by limiting the independent auditors to seven-year terms. Note that in its request for no-action relief Disney equated the proposal to allow auditors to only provide audit services with numerous auditor rotation proposals.

In the proxy season following the *Disney* decision, the Staff was faced with another shareholder proposal that was claimed to be a matter of ordinary business but in fact represented an issue of substantial importance. In *National Semiconductor Corporation* (Dec. 6, 2002), the Staff on the reconsideration request of the Carpenter Fund determined that stock option expensing could no longer be excluded on "ordinary business" grounds. Option expensing had been a topic of debate by the Financial Accounting Standards Board and in Congress a decade earlier, yet the Staff, at the direction of the Commission, reconsidered its earlier decision in light of the widespread public debate on the matter. The Staff determined that rather than being a matter of choice of an accounting standard, the stock option expensing issue was an issue of substantial importance appropriate for a shareholder vote.

The argument made by the Carpenter Fund in 2002 regarding stock option expensing is as relevant today as it seeks reconsideration whether the Proposal to rotate auditors to protect auditor independence represents a matter of ordinary business or raises a significant policy issue. Then the Fund argued:

> When one considers the widespread public debate over the issue of expensing stock options and the luminaries that have lined up in support, it is difficult to understand the Staff's decision to prevent shareholders from

> voting on a precatory proposal requesting that its Company reflect the expense of stock options on its income statement. It is imperative that investors be given a voice in the debate over the expensing of stock options. Investors demand full and complete financial reporting, and as the party that stands to lose the most when corporations and markets fail, their voice should be heard....

These no-action decisions reflect the full Commission and Staff's recognition that issues once considered a matter of ordinary business may be transformed by widespread public debate into issues appropriate for shareholder consideration via the shareholder proposal process.

The Proposal Raises Significant Policy Issues that Transcend the Scope of "Ordinary Business"

We believe that the Proposal directly relates to a significant policy issue, auditor independence, that is the subject of widespread public debate and therefore should not be excludable under the ordinary business rule. While longstanding, the public and professional debate on the means of enhancing auditor independence is clearly intensifying. In the wake of a severe credit market collapse that saw the unrestrained use of complex, high risk, and poor quality financial products, enhancing auditor independence and investor confidence in the quality of financial reporting is of paramount importance. In this context, auditor rotation continues to be an important topic of widespread public debate centered on auditor independence and the protection of the capital markets.[3] In determining whether to allow the exclusion of a shareholder proposal as a matter of "ordinary business," the Staff considers whether the proposal "has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue." *AT&T Inc.* (Feb. 2, 2011).

The subject of auditor independence and auditor rotation is a paramount concern of shareholders and the investor community generally. In both the U.S. and internationally, the issue is being considered with increasing urgency. In its recent Concept Release on Auditor Independence and Audit Firm Rotation, the PCAOB solicited public comment on ways that auditor independence, objectivity and professional skepticism can be enhanced, including through mandatory rotation of audit firms. The Concept Release has received

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[3] Auditor independence and audit firm rotation were important aspects of the Congressional debate that produced The Sarbanes-Oxley Act in response to dramatic examples of corporate accounting fraud. Title II of the Act (Auditor Independence) included various disclosure and practice requirements designed to protect investor interests through the protection of auditor independence, with Section 207 ("Study of Mandatory Rotation of Registered Public Accounting Firms") of Title II requiring a GAO study of the auditor rotation issue.

unprecedented levels of response from a wide range of audit firm, corporate, investor and academic representatives. On the occasion of the publication of the Concept Release, PCAOB Chairman James R. Doty stated:

> 'One cannot talk about audit quality without discussing independence, skepticism and objectivity. Any serious discussion of these qualities must take into account the fundamental conflict of the audit client paying the auditor...'
>
> 'The reason to consider auditor term limits is that they may reduce the pressure auditors face to develop and protect long-term client relationships to the detriment of investors and our capital markets.'

Days before the submission of this Request for Review, the European Commission announced proposed legislation for the European Union countries that included a proposed mandatory audit firm rotation every six years. An article entitled "EU Proposes Overhaul to Audit Rules," *Wall Street Journal online* (Dec. 1, 2011) describing the European Union's proposed major reforms of audit firms, including mandatory auditor rotation, noted:

> The European Union wants to ban audit firms from offering most non-auditing services to their clients and to require that large companies rotate their auditors.
>
> The changes, proposed Wednesday, are intended to end cozy relationships between auditors and their clients and boost competition in a market now dominated by four major firms. If adopted, they would be among the toughest in the world.
>
> The European Commission, the EU's executive arm, said it is responding to criticisms of the industry, including concerns that the other business the firms do for audit clients gives them incentives to go easy on audits so they don't lose revenue by harming the overall relationship. That business model led them to ignore mounting risks at banks and other firms before the global financial crisis exploded in 2008, critics say.
>
> Also, the dominance of the so-called Big Four—KPMG, Ernst & Young, PricewaterhouseCoopers and Deloitte LLP—allows them to become entrenched with clients after years of work, threatening their "professional skepticism," the commission said.
>
> ....
>
> 'Investor confidence in audit has been shaken by the crisis and I believe changes in this sector are necessary: We need to restore confidence in the financial statements of companies,' Michel Barnier, the EU's commissioner for financial regulation, said in a statement.

> The U.S. is also considering audit-industry reform, though its proposals are neither as sweeping nor as far along as the EU proposals. The Public Company Accounting Oversight Board, the U.S. auditing regulator, is exploring the idea of mandatory audit-firm rotation. The board plans to hold a public roundtable on the issue in March and then decide what to do next.
>
> ....
>
> The EU's proposed rules would apply mainly to audits of large, publicly traded firms— "public interest entities" in EU jargon. Auditors would be forbidden from offering a range of financial services to the firms they audit, including bookkeeping, accounting, tax advice and legal services.
>
> The rules also would require those companies to change their auditors every six years, or after nine years if two audit firms are used....

PCAOB Chairman James Doty applauded the European Union developments and Mr. Barnier's work saying the new proposals constitute "an essential reexamination in Europe of the audit and its role in investor protection."

In a recent article entitled "Accounting Board Criticizes Deloitte's Auditing System," *New York Times* (Oct. 17, 2011) Floyd Norris wrote:

> In an unprecedented rebuke to a major accounting fir, the group that oversees the industry released a report criticizing Deloitte & Touche, saying that it lacked an adequate system of quality control in its audits.
>
> In a report released Monday, the Public Company Accounting Oversight Board chastised a Deloitte culture that it said placed too much faith in officials of the companies being audited.
>
> ....
>
> Until now, the accounting oversight board, which was created by the Sarbanes-Oxley law in 2002 in the wake of failures at Enron and WorldCom, had never released such a report on a major firm.
>
> ....
>
> Board officials have been increasingly critical recently of the failure of the major firms to improve. 'Our inspectors have conducted annual inspections of the largest U.S. audit firms for eight years,' James R. Doty, the board's chairman, said in a speech this month. 'They have reviewed more than 2,800 engagements of such firms and discovered and analyzed hundreds of cases involving what they determined to be audit failures.' He said the firms had made efforts to improve, but that each year more failures were found.

> 'I am left,' he said, 'with the inescapable question whether the root of the problem is auditor skepticism, coming to ground in the bedrock of independence. The loss of independence destroys skepticism.'

That in the U.S. the entity created by Sarbanes-Oxley to oversee public company auditing is soliciting views on auditor rotation and that the European Union has proposed mandatory auditor rotation evidences the fact that the Proposal raises a significant policy issue. It certainly is not "ordinary business." In addition to the PCAOB Concept Release and the European Union action evidencing the widespread public debate over the topic, there are numerous recent articles concerning auditor independence and auditor rotation. One article, "Analysis: Decades-Old Auditor Ties Under Scrutiny in U.S.," *Reuters* (Aug. 3, 2011) noted:

> Goldman Sachs has stuck with the same auditing firm since 1926, Coca Cola since 1921, General Electric since 1909 and Procter & Gamble since 1890. That's going back 95, 90, 102 and 121 years.
>
> Each has relied on a different one of what are known today as the Big Four accounting firms. And now some U.S. accounting reformers are thinking that perhaps enough is enough: the time has come to rotate auditing firms.
>
> Quashed a decade ago during congressional audit reform debates, the hot-button topic of auditor rotation is back, setting up a potential clash between reformers and the firms themselves.

An article in the *Wall Street Journal* on Oct. 19, 2011 entitled "Keeping Auditors on Their Toes: Ex-SEC Chief Levitt Urges Term Limits for Firms Scrutinizing Corporate Finances" stated:

> To the chagrin of many corporate-finance chiefs, regulators on both sides of the Atlantic are considering a rule requiring public companies to switch their auditing firms every several years, in an attempt to keep the often decades-long relationships from growing too chummy.
>
> Arthur Levitt, who headed the Securities and Exchange Commission from 1993 to 2001, is a vocal advocate of the idea.

Numerous articles in the U.S. and international press have covered the PCAOB initiatives and the European Commission's initiatives on audit policy actions as investors, legislators, and regulators search for ways to enhance auditor independence.[4] In an article entitled

[4] European Commission, Green Paper "Audit Policy: Lessons from the Crisis," (October 13, 2010).

"Auditor term limits back in spotlight," in the Canadian accounting journal *The Bottom Line* (October 2011), Lynn Turner, a member of the PCAOB's standing advisory group and a former chief accountant of the Securities and Exchange Commission, stated that "given the regulation around the globe and the role the auditing profession played in the sub-prime economic crisis, and given the disturbing instances of auditor behaviour that members of the PCAOB have publicly cited, this is a wonderful time to re-examine the issue of auditor independence and rotation. It would seem that the PCAOB would be ignoring its mandate if it didn't".

The widespread public debate on the issue of auditor rotation as a means of enhancing auditor independence continues to intensify. Very powerful participants are engaged. The Fund's Auditor Rotation Proposal seeks to afford shareholders an opportunity to express their views on this important issue.

CONCLUSION

As demonstrated above, the Proposal satisfies the requirements of Section 202.1(d) of the SEC Rules of Practice, which states that the Commission may review issues "which involve matters of substantial importance and where the issues are novel or highly complex." We respectfully submit that the Staff has failed to recognize that this issue can no longer be considered a matter of "ordinary business" on which shareholders have no right to be heard. Auditor independence is a matter of substantial importance and shareholders have the right to vote on shareholder proposals seeking to establish an auditor rotation policy as a means of enhancing that independence. We respectfully request that the Division of Corporation Finance submit the Staff decision to the full Commission for review.

The Carpenter Fund would welcome the opportunity to provide any additional information concerning this Request for Review. Please direct correspondence regarding this letter to the undersigned at edurkin@carpenters.org.

Sincerely,



Edward Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters

cc. David Ritenour, Hewlett-Packard Company
Amy Goodman, Gibson, Dunn & Crutcher LLP

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of Hewlett-Packard Company ("Company") hereby request that the Company's Board of Directors and its Audit Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Information gathered on the current terms of engagement between audit firms and client corporations indicates that at the largest 500 companies based on market capitalization long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Hewlett-Packard has paid its audit firm, Ernst & Young LLP, a total of $295,100,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years. The periodic audit firm rotation by public company clients would limit long-term client-audit firm relationships that may compromise the independence of the audit firm's work.